Exhibit 99.1

PENN WEST ANNOUNCES VOTING RESULTS FROM THE

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

FOR IMMEDIATE RELEASE, June 4, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) is pleased to announce that at its Company’s annual general meeting of shareholders held on June 4, 2014, Penn West’s shareholders approved all resolutions outlined in the Notice of 2014 Annual General Meeting and Management Proxy Circular dated May 1, 2014.

1.	Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed as auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
James E. Allard	219,161,289	96.32%	8,362,070	3.68%
George H. Brookman	224,128,624	98.51%	3,394,735	1.49%
John Brydson	225,263,067	99.01%	2,260,292	0.99%
Gillian H. Denham	218,655,517	96.10%	8,867,842	3.90%
Richard L. George	219,106,074	96.30%	8,417,285	3.70%
David E. Roberts	225,288,216	99.02%	2,235,143	0.98%
James C. Smith	219,473,288	96.46%	8,050,071	3.54%
Jay W. Thornton	219,572,125	96.51%	7,951,235	3.49%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Corporation’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
196,993,227	86.59%	30,518,041	13.41%

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com